Exhibit 4.2
DESCRIPTION OF REGISTRANT’S SECURITIES
As of December 31, 2020, the Federal Home Loan Bank of Dallas (“the Bank”) has one class of securities, Class B stock, which is registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934.
DESCRIPTION OF CLASS B STOCK
The Bank’s Capital Plan, which was amended and revised as of August 3, 2020 and approved by the Federal Housing Finance Agency (the “Finance Agency”) on November 4, 2020, sets forth the capital structure of the Bank. The following description of the Bank’s Class B Stock is qualified in its entirety by reference to the Bank’s organization certificate, bylaws and Capital Plan, each of which is incorporated by reference as an exhibit to the Bank’s 2020 Annual Report on Form 10-K.
General
The Bank is a cooperative and all of its outstanding capital stock is owned by its members or, in some cases, by non-member institutions that acquire stock by virtue of acquiring member institutions, by a federal or state agency or insurer acting as a receiver of a closed institution, or by former members of the Bank that retain capital stock to support advances or other extensions of credit that remain outstanding or until any applicable stock redemption or withdrawal notice period expires. All of the Bank’s members are financial institutions; no individual may own any of the Bank’s capital stock.
Under the Bank’s Capital Plan, each member is required to maintain a minimum investment in Class B stock of the Bank. Each member’s minimum stock investment requirement is equal to the sum of a “membership” investment requirement and an “activity-based” investment requirement. The Bank has two sub-classes of Class B stock. Class B-1 Stock is used to meet a shareholder’s membership investment requirement and Class B-2 Stock is used to meet a shareholder’s activity-based investment requirement. Daily, subject to the limitations in the Capital Plan, the Bank converts shares of one sub-class of Class B Stock to the other sub-class of Class B Stock under the following circumstances: (i) shares of Class B-2 Stock held by a shareholder in excess of its activity-based investment requirement are converted into Class B-1 Stock, if necessary, to meet that shareholder’s membership investment requirement and (ii) shares of Class B-1 Stock held by a shareholder in excess of the amount required to meet its membership investment requirement are converted into Class B-2 Stock as needed in order to satisfy that shareholder’s activity-based investment requirement. All shares of stock held in excess of a shareholder’s minimum investment requirement (“Excess Stock”) is held as Class B-1 Stock at all times.
Transfer of Class B Stock
The Bank’s capital stock is not publicly traded, nor is there an established market for the stock. The Bank’s capital stock has a par value of $100 per share and it may be purchased, redeemed, repurchased and transferred only at its par value. By regulation, the parties to a transaction involving the Bank’s stock can include only the Bank and its member institutions (or non-member institutions or former members, as described above). While a member could transfer stock to another member of the Bank, such transfer could occur only upon approval of the Bank and then only at par value.
Voting Rights
Members’ voting rights are exercised in connection with the election of directors, approval of a proposed merger with another Federal Home Loan Bank (“FHLBank”), and such other matters as are authorized or required by the Federal Home Loan Bank Act, as amended (the “Bank Act”), and the governing regulations of the Finance Agency or any predecessor or successor. For purposes of voting rights, all shares of Class B Stock regardless of sub-class are treated the same.
In accordance with the Bank Act and the governing regulations, the Finance Agency annually designates member director seats by state and independent director seats for at-large election. Each member is entitled to vote in the election of member directors representing the state in which the member is located, and in the election of all independent directors. In each such director election, each member is entitled to cast one vote for each share of capital stock that the member was required to hold as of the immediately preceding December 31, except that no member may cast a number of votes greater than the average number of shares of capital stock required to be held by all members in its state as of the preceding December 31. Shares of capital stock held by members that were Excess Stock as of the preceding December 31 do not convey voting rights in the election of directors.
If any member's actual holdings of capital stock are less than the applicable minimum investment requirement on the preceding December 31, the number of shares eligible to be voted is based on the number of shares of capital stock actually held by that member as of the preceding December 31.
There is no cumulative voting.
Dividends
The Bank is permitted by statute and regulation to pay dividends on members’ capital stock either in cash or capital stock only from previously retained earnings or a portion of current net earnings. The Bank’s Board of Directors may not declare or pay a dividend based on projected or anticipated earnings, nor may it declare or pay a dividend if the Bank is not in compliance with its minimum capital requirements or if the Bank would fail to meet its minimum capital requirements after paying such dividend. The Bank is prohibited from paying dividends if the principal or interest on any consolidated obligations issued on behalf of any FHLBank through the Office of Finance have not been paid in full when due or if the Bank is a noncomplying FHLBank under Finance Agency regulations as a result of its inability to comply with statutory or regulatory liquidity requirements or to satisfy its current obligations. In addition, the Bank may not declare or pay any dividends in the form of capital stock if excess stock held by its shareholders is greater than one percent of the Bank’s total assets or if, after the issuance of such shares, excess stock held by its shareholders would be greater than one percent of the Bank’s total assets. Further, under the terms of the Amended Joint Capital Enhancement Agreement (“the Amended JCE Agreement”) by and among each of the FHLBanks, the Bank is required to allocate at least 20 percent of its net income to a restricted retained earnings account (“RRE Account”) until such time that the RRE Account balance is equal to one percent of its total outstanding consolidated obligations, as defined in the Amended JCE agreement. The Amended JCE Agreement provides that during periods in which the Bank’s RRE Account is less than the amount prescribed in the preceding sentence, it may pay dividends only from unrestricted retained earnings or from the portion of its net income that exceeds the amount required to be allocated to its RRE Account. In light of these requirements, dividends may be limited or prohibited in some circumstances.
Shares of capital stock issued as dividend payments have the same rights, obligations, and restrictions as all other shares of capital stock, including rights, privileges, and restrictions related to the repurchase and redemption of capital stock. To the extent such shares represent excess stock, they may be repurchased or redeemed by the Bank in accordance with the provisions of the Bank’s Capital Plan.
The Board of Directors may declare dividends to be paid on Class B Stock on a quarterly basis or otherwise as it determines in its discretion. Dividend payments may be made in the form of cash, additional shares of either, or both, sub-classes of Class B Stock, or a combination thereof as determined by the Bank’s Board of Directors. Each member will be entitled to receive dividends on all Class B Stock held during the applicable period for the period of time that the member owns the Class B Stock. Dividends are non-cumulative with respect to payment obligation. A member that has provided a withdrawal notice, or whose membership is otherwise terminated, will continue to receive dividends on its Class B Stock as long as the institution or its successor owns Class B Stock.
The Board of Directors may declare dividends at the same rate for all shares of Class B Stock, or at different rates for Class B-1 Stock and Class B-2 Stock; provided that, in no event will the dividend rate on Class B-2 Stock be lower than the dividend rate on Class B-1 Stock. Except as otherwise provided in the Bank’s Capital Plan or by regulation or statute, the Bank’s Board of Directors has sole discretion to determine the amount, form, frequency and timing of dividend payments.
Liquidation, Merger or Consolidation
In accordance with the Bank Act, the retained earnings, surplus, undivided profits and equity reserves, if any, of the Bank are owned by the holders of Class B Stock in proportion to each holder’s share of the total outstanding shares of Class B Stock. Holders of Class B Stock have no right to receive any portion of the retained earnings, surplus, undivided profits and equity reserves, if any, of the Bank except through the declaration of a dividend or capital distribution approved by the Board of Directors, or upon liquidation of the Bank. In the event of a liquidation of the

Bank, and subject to the authority of the Finance Agency governing liquidations, after payment of the Bank’s liabilities, the holders of Class B Stock will receive par value for their Class B Stock, provided that if funds are insufficient to make payment in full on all of the Class B Stock, the payment will occur on a pro rata basis. In addition, any undistributed retained earnings, paid-in surplus, undivided profits, equity reserves, and other assets not otherwise identified will be allocated among the holders of Class B Stock in proportion to the number of shares of Class B Stock owned by each such holder. None of the shares of Class B stock has any right of preference in liquidation.
In the event the Bank is merged or consolidated into another FHLBank, the holders of the outstanding Class B Stock of the Bank will be entitled to the rights and benefits set forth in any applicable plan of merger and/or terms established or approved by the Finance Agency. In the event another FHLBank is merged or consolidated into the Bank, the holders of the outstanding capital stock of the other FHLBank will be entitled to the rights and benefits set forth in any applicable plan of merger and/or terms established or approved by the Finance Agency.
Redemption and Repurchase of Class B Stock
Redemption Upon Application by the Member
Subject to the limitations in the Bank’s Capital Plan, Class B Stock is redeemable for cash at par value with five year’s prior written notice provided by the member to the Bank. A member may request redemption of Class B Stock by providing a written stock redemption notice to the Bank indicating the number of shares of Class B Stock to be redeemed and the date(s) those shares were issued to the member, or by submitting a membership withdrawal notice. If the redemption notice fails to properly identify the particular shares to be redeemed, the member shall be deemed to have requested redemption of the most recently issued shares that are not already subject to a pending redemption request. The five-year stock redemption notice period will commence upon receipt by the Bank of the written stock redemption or withdrawal notice.
At the expiration of the five-year period following receipt by the Bank of the stock redemption or withdrawal notice, the Bank will pay the stated par value of the Class B Stock covered by the stock redemption notice to the member in cash to the extent the Bank determines that the Class B Stock is Excess Stock, as determined in accordance with the minimum investment requirements in effect at the end of the redemption notice period. All shares of Class B Stock that are acquired by the Bank pursuant to redemption or repurchase transactions will be retired.
A member that has previously notified the Bank in writing of its intent to redeem some or all of its Class B Stock may cancel the stock redemption notice for all or a portion of the shares of Class B Stock subject to the stock redemption notice prior to the expiration of the redemption notice period by providing a written redemption cancellation notice to the Bank. A member may rescind a redemption cancellation notice by providing written notice to the Bank within 30 days of the original redemption cancellation notice. A member that cancels a stock redemption notice more than 30 days after it is received by the Bank and prior to its expiration will be subject to a redemption cancellation fee calculated as a percentage of the par value of the shares of Class B Stock subject to the redemption cancellation notice.
Repurchase Initiated by the Bank
The Bank in its sole discretion may repurchase Excess Stock from time to time without regard to the five-year redemption notice period. Excess Stock repurchases may be initiated by the Bank or requested by members, and are subject to limitations contained in the Bank’s Capital Plan. The decision to repurchase Excess Stock rests solely with the Bank and cannot be compelled by a member.
Upon 15 days’ written notice, the Bank may initiate the repurchase of any amount of members' Excess Stock. The Bank will determine the criteria for Excess Stock repurchases from time to time, and will apply the repurchase criteria equally and without discrimination to all members. If the Bank initiates the repurchase of an amount of all members’ Excess Stock, then for each member the Bank will repurchase shares of Class B-1 Stock that are Excess Stock until the designated total repurchase amount is repurchased. Pursuant to an application submitted by a member to the Bank in writing or in such other form as the Bank may designate from time to time, the Bank may repurchase Class B Stock that the Bank determines to be Excess Stock.
Unless the Bank is notified by a member otherwise in writing on or prior to the date of a Class B Stock repurchase transaction, repurchases of Excess Stock will automatically reduce the amount of Class B Stock subject to any outstanding stock redemption or withdrawal notices by the amount of Class B Stock repurchased. If a member has more than one stock redemption and / or withdrawal notice outstanding, this reduction will be applied first to the most recently received stock redemption or withdrawal notice.
Termination of Membership
The Board of Directors may terminate membership of an institution that (a) has not complied with any provision of the Capital Plan or the Bank Act or the governing regulations, (b) has become insolvent or (c) would jeopardize the safety and soundness of the Bank if it were to remain a member. In such an event, membership terminates as of the date the Board of Directors acts, and the institution loses all its membership rights except the right to receive dividends until its Class B Stock is redeemed.
In addition, an institution’s membership may be terminated (i) by operation of law if it is the non-surviving entity in a consolidation or merger with a non-member, another member of the Bank, or an institution outside the Bank’s district, or (ii) if it relocates outside the Bank’s district. If two or more members consolidate into one institution, the Class B Stock of the disappearing member(s) transfers to the surviving member and is allocated as appropriate to that member’s stock accounts. If a member consolidates with and into a member of another FHLBank, the disappearing member’s membership generally terminates when its charter is cancelled. Similarly, if a member consolidates with and into an institution that is not a member of any FHLBank, the member’s membership terminates when its charter is cancelled, unless the surviving institution applies to become, and is accepted as, a member of the Bank.
At the time of a termination, the Bank will repurchase any Excess Stock at par value. The Bank may not redeem or repurchase any of the terminating member’s Class B Stock that is required to support remaining indebtedness to or business transactions with the Bank.
Limitations on Redemption and Repurchase
The Bank will not redeem or repurchase Class B Stock without the prior written approval of the Finance Agency if the Finance Agency or the Board of Directors has determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank.
The Bank will not redeem or repurchase Class B Stock if the redemption or repurchase would cause the Bank to be out of compliance with its minimum capital requirements, or if the redemption or repurchase would cause the member to be out of compliance with its minimum investment requirement.
In accordance with the regulations, the Bank's Board of Directors may suspend redemption of Class B Stock if the Bank reasonably believes that continued redemption of Class B Stock would cause the Bank to fail to meet its minimum capital requirements in the future, would prevent the Bank from maintaining adequate capital against a potential risk that may not be adequately reflected in its minimum capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner. In accordance with the regulations, the Bank will not repurchase any Class B Stock without the written consent of the Finance Agency during any period in which the Bank has suspended redemptions of Class B Stock.
If at any time the Bank determines that the total amount of Class B Stock subject to outstanding stock redemption or withdrawal notices with expiration dates within the following 12 months exceeds the amount of Class B Stock the Bank could redeem and still comply with its minimum capital requirements, the Bank will determine whether to suspend redemption and repurchase activities altogether, to fulfill requests for redemption sequentially in the order in which they were received, to fulfill the requests on a pro rata basis, or to take other action deemed appropriate by the Bank.
Modification of Rights of Holders
Both the Bank’s Board of Directors and the Finance Agency must approve any amendments to the Capital Plan. Members’ consent is not required to amend the Capital Plan. The Bank is subject to the Bank Act and the regulations, orders, directives and guidance adopted by the Finance Agency. From time to time, Congress has amended the Bank Act, and the Finance Agency has amended its regulations or issued orders, directives or guidance in ways that have significantly affected the rights and obligations of the Bank and its members. It is possible that legislative or regulatory changes in the future could further modify the rights and/or obligations of the Bank and its members.